June 28, 2023
Stephen Kim
Lyn Shenk
Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Visa Inc. Form 10-K for Fiscal Year Ended September 30, 2022 File No. 001-33977
Mr. Kim and Mr. Shenk:
In connection with Visa Inc.’s (“Visa” or the “Company”) Form 10-K filed with the Securities and Exchange Commission (the “Commission” or the “Staff”) for the fiscal year ended September 30, 2022 (the “2022 10-K”), we are writing in response to the Staff’s comments dated June 14, 2023, which reference the Staff’s prior comments dated May 16, 2023, and our response dated May 26, 2023.
For convenience, we have reprinted the Staff’s comments below in bold, with the corresponding response set forth immediately below the applicable comment. Page numbers cited in our responses refer to the applicable page in our 2022 10-K.
Overview, page 4
1.We note your response to comment two. Please revise your disclosure in “Our Core Business” where you discuss establishing default interchange reimbursement fees to clarify that the fees you receive from issuers and acquirers are not derived from interchange reimbursement fees or merchant discount rates.

We will revise our disclosure in our Form 10-K for the fiscal year ended September 30, 2023 (the “2023 10-K”) substantially as follows (revised text underlined):
Visa is not a financial institution. We do not issue cards, extend credit or set rates and fees for account holders of Visa products nor do we earn revenues from, or bear credit risk with respect to, any of these activities. Interchange reimbursement fees reflect the value merchants receive from accepting our products and play a key role in balancing the costs and benefits that account holders and merchants derive from participating in our payments networks. Generally, interchange reimbursement fees are collected from acquirers and paid to issuers. We establish default interchange reimbursement fees that apply absent other established settlement terms. These default interchange reimbursement fees are set independently from the revenues we receive from issuers and acquirers. Our acquiring clients are responsible for setting the fees they charge to merchants for the MDR and generally responsible for soliciting merchants. Visa sets fees to acquirers independently from any fees that acquirers may charge merchants. Therefore, the fees we receive from issuers and acquirers are not derived from interchange reimbursement fees or merchant discount rates.
...

Business
Competition, page 13
2.We note your response to comment four. You state a payments network service provider “facilitates payment processing” through its proprietary payments network and branded payment products and can also provide authorization, clearing, and settlement services.
Please clarify whether this means that you sometimes “facilitate payment processing” or provide authorization, clearing, and settlement services exclusive of providing the other service. If so, clarify for us the circumstances in which that occurs. For example, we note your proposed revised disclosure that payment processors perform processing services on third-party networks and that you compete with them for the processing of Visa transactions. Please tell us whether these payment processors use your network and clarify for us what type of revenues, if any, you earn in these circumstances.
Visa provides payment processing for both non-Visa branded and Visa branded transactions. In the context of non-Visa branded transactions, we facilitate payment processing by providing gateway routing services to other payment networks. At the client’s request, we may provide authorization, clearing or settlement services on our network before or after we route the transaction to the other payments network. In those instances, Visa may earn data processing revenues for the specific services provided. In the context of Visa-branded transactions on our network, we are not facilitating payments processing, rather we provide authorization, clearing and settlement services and may earn service, data processing, international transaction, and other revenues.

Depending on applicable regulations, some payment processors may or may not use our network to process Visa-branded transactions. If they do not use our network, we earn only service revenues. If they do use our network, we may earn service revenues and data processing revenues.
3.We note your response to comment five. You state the “transactions” amount is significantly greater than the “processed transactions” amount primarily because it includes transactions on Visa-branded payment credentials that are processed by other payments networks. Please tell us what type of revenue you earn on transactions involving Visa-branded payment credentials that are processed by other payment networks.
We can earn service revenue on transactions involving Visa-branded payment credentials that are processed by other payment networks. Service revenues predominantly represent revenues with respect to Visa’s obligation to stand ready to provide continuous access to our payments network and related services with respect to Visa-branded payments program, whether the transaction is processed by our payment network or another third-party network.

Risk Factors
Merchants' and processors' continued to push to lower acceptance costs..., page 23

4.We note your response to comment seven. In your response to comment two you state the fees you receive from issuers and acquirers are not derived from interchange reimbursement fees or merchant discount rates. Please clarify how merchants' and processors' continued push to lower acceptance costs could harm your business.
We will revise our disclosure in our 2023 10-K substantially as follows (new text underlined):
Merchants’ and processors’ continued push to lower acceptance costs, and challenge industry practices could harm our business.

We rely in part on merchants and their relationships with our clients or their agents to maintain and expand the use and acceptance of Visa products. Certain merchants and merchant-affiliated groups have been exerting their influence in the global payments system in certain jurisdictions, such as the U.S., Canada and Europe, to attempt to lower acceptance costs faced by merchants to accept payment products or services, by lobbying for new legislation, seeking regulatory intervention, filing lawsuits and in some cases, surcharging or refusing to accept Visa products. If they are successful in their efforts, we may face increased compliance and litigation expenses, issuers may decrease their issuance of our products, and consumer usage of our products could be adversely impacted. For example, in the U.S., certain stakeholders have raised concerns regarding how payment security standards and rules may impact debit routing choice and the cost of payment card acceptance. In addition to ongoing litigation related to the U.S. migration to EMV-capable cards and point-of-sale terminals, U.S. merchant-affiliated groups and processors have expressed concerns regarding the EMV certification process and some policymakers have expressed concerns about the roles of industry bodies such as EMVCo and the Payment Card Industry Security Standards Council in the development of payment card standards. Additionally, many merchants have advocated for lower acceptance costs in the form of reduced interchange rates, which could result in some issuers eliminating or reducing their promotion or use of Visa’s products and services, eliminating or reducing cardholder benefits such as rewards programs, or charging account holders increased or new fees for using Visa-branded products, all of which could negatively impact Visa’s transaction volumes and related revenues. Finally, some merchants and processors have advocated for changes to industry practices and Visa acceptance requirements at the point of sale, including the ability for merchants to accept only certain types of Visa products, to mandate only PIN authenticated transactions, to differentiate or steer among Visa product types issued by different financial institutions, and to impose surcharges on customers presenting Visa products as their form of payment. If successful, these efforts could adversely impact consumers’ usage of our products~~,~~ and decrease our overall transaction volumes and fee revenues, lead to regulatory enforcement and/or litigation~~,~~ that increases our compliance and litigation expenses, and ultimately harm our business.
Notes to Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies
Revenue Recognition, page 62
5.We note your response to comment 14. You state "payments network services" include Visa’s primary services of authorization, clearing and settlement of purchase transactions as well as related services provided in the facilitation of money movement. Please tell us and revise to clarify whether the term "payments network services" is intended to refer to the "authorization, clearing, and settlement" subset of services within the "data processing revenue" category, is intended to refer to your various services generally (i.e., those that generate "service revenues," "data processing revenues," "international transaction revenues," etc.), or something else.

You state that acceptance revenues are included in both service revenues and data processing revenues. Please tell us why acceptance revenues are classified in both revenue categories and clarify whether this is true on all acceptance services provided or if it varies depending on the nature of the underlying acceptance service. If the latter, tell us how you determine the category in which acceptance revenues are classified.
Payments network services refer to Visa’s various services generally and can generate service, data processing, international transaction, and other revenues. The term “payments network services” is not intended to refer to only “authorization, clearing, and settlement,” which is a subset of our services within data processing revenues.
As a payments network service provider, Visa’s obligation to the customer is to stand ready to provide continuous access to our payments network over the contractual term, facilitate the processing of payment transactions, including authorization, clearing and settlement, and deliver related products and services.
Acceptance revenues are not included in data processing revenues. Acceptance revenues are included only within service revenues. Acceptance revenues are designed to grow merchant acceptance of Visa payment credentials and support other volume growth initiatives.

Acceptance revenues as a subset of service revenues are distinct from data processing revenues derived from our acceptance solutions, such as Cybersource, as noted in our May 26, 2023 response to comment 3. Acceptance solutions is described on page 10 of our 2022 10-K. The Company respectfully refers the Staff to that disclosure.
We will supplement our disclosure in our 2023 10-K substantially as follows (new text underlined):
Revenue recognition. The Company’s net revenues are comprised principally of the following categories: service revenues, data processing revenues, international transaction revenues and other revenues, reduced by client incentives. As a payments network service provider, the Company’s obligation to the customer is to stand ready to provide continuous access to our payments network over the contractual term, facilitate the processing of payment transactions, including authorization, clearing and settlement, and deliver related products and services. Consideration is variable based primarily upon the amount and type of transactions and payments volume on Visa’s products. The Company recognizes revenue, net of sales and other similar taxes, as the payments network services are performed in an amount that reflects the consideration the Company expects to receive in exchange for those services.
Note 3 - Revenues, page 66
6.We note your response to comment 18. Please tell us in greater detail why you believe any incentive allocation method would be subjective given incentives can be tied to customer contracts and customer performance.

Client incentives are funds provided to customers to incentivize them to perform or take specific actions that benefit them, Visa and other network participants. These funds are earned by our customers through a variety of ways, and these earning events do not tie to any individual service or revenue category. As such, Visa discloses client incentives separately to users of financial statements. When client incentives do tie directly to an individual service or revenue category, they are treated as price discounts and are recorded as a direct reduction of the respective revenue category in our financial statements and disclosures.
Detailed below are relevant examples that demonstrate why any client incentive allocation method would be subjective and arbitrary. These include:
•Fixed incentives – Visa may offer a stated or fixed amount of incentives to its customers. Allocating a fixed incentive that is earned by entering into and fulfilling an agreement has no natural base over which to allocate to Visa’s disaggregated revenue categories. Visa does not allocate client incentives for internal management reporting. Allocating client incentives would impact financial statement comparability over time as well, as actual incentives are realized and estimates change over the life of an agreement, requiring quarterly adjustments. Choosing a method to adjust for changes in estimates also introduces another factor impacting comparability, i.e., options may include cumulative catch-up, prospective adjustment or treating any allocation as fixed over the term of the customer contract. Each of these methods introduces ongoing reporting limitations.
•Variable incentives – Visa may offer incentives that are earned by customers based on specific customer performance targets and include various drivers such as growth in payment volumes, transaction counts, growth of a specific portfolio of client’s business or on a per-card basis. Allocating such variable incentives has the same inherent challenges as noted above – since revenues are earned by Visa based on the services provided whereas the incentives are earned by clients are based on the customers satisfying various performance targets. One individual incentive driver could increase revenues across different or multiple categories of revenues, adding further complexity to financial reporting and creating potential confusion for users of our financial statements.
•Co-brand or merchant incentives – Visa may offer incentives directly to co-brand or merchant customers. These incentives do not directly relate to revenue earned from that specific co-brand or merchant customer since Visa earns revenues primarily from the services provided to issuer and acquirer customers. Allocating a co-brand or merchant incentive to Visa’s disaggregated revenue earned from other clients would be subjective and arbitrary, as the incentives paid by Visa relate to net revenues but could not be tied to individual customer contracts from which Visa earns revenue.
•Marketing incentives – Visa may offer incentives to a client to spend marketing dollars to grow the payment network. The accounting for payments made to clients is addressed in ASC 606-10-32-25 and is appropriately accounted for as a reduction of revenue. Allocating marketing incentives to Visa’s disaggregated revenue categories would present the same challenges as noted above.

•Management also believes that reporting client incentives is important to financial statement users. The data provided in Note 3 to the financial statements transparently provides key insights into contractual and economic impacts to Visa’s net revenues.
7.We note your response to comment 19. In your response you state that you have considered if growth strategies (new flows and value added services) meet the definition of categories to be disclosed, but that the focus of your filings, disclosures and earnings calls are on your existing disaggregation categories. Notwithstanding the references to new flows and value added services in your earnings call identified in the bullets below, stating that you disaggregate on a certain existing basis does not speak to whether additional methods of disaggregation may be appropriate or necessary based on the guidance in ASC 606-10-50-5 to 7 and 55-89 to 55-91.
With regard to customer categories, you state you do not report revenue by individual financial institutions on a regular basis. Please note that our reference to the potential of disaggregating by customer type refers to customer categories not to individual customers.
You state you believe current disaggregation serves users of financial statements well. To clarify our comment, we are not suggesting replacing your current disaggregation, but are seeking to understand whether and how you consider supplementing those categories with potential additional disaggregation based on additional categories such as, but not limited to:
•type of customer (because you earn revenue from different customer types such as acquirers, issuers, and merchants);
•consumer payments, new flows, and value added services (because you disclose amounts related to these categories outside the financial statements in your investor earnings call; it appears users of your financial statements were interested in information on new flows and value-added services based on the call; you reference investing to grow in these areas; you state that value added services are affected differently by economic factors (“value added services clearly is a whole range of new services that are not necessarily all tied to economic ups and downs.”); and you state that you’ve “organized that [new flows] business as a single business”); and/or
•specific geographic regions (because you disclose amounts related to these categories outside the financial statements in your investor earnings call; and you disclose in your risk factors “regulatory authorities and central banks in a number of jurisdictions have reviewed or are reviewing these [interchange reimbursement] fees, rules and practices”).
Please advise and focus your response on an analysis of the guidance on ASC 606 relative to the points above.

ASC 606-10-50-5 requires an entity to disaggregate revenue into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. ASC 606-10-55-90 and 91 clarify that in order to select the category to disaggregate revenues, the entity should consider how the entity’s revenues have been presented for other purposes, including in earnings release, investor presentations, and information regularly reviewed by Visa’s Chief Operating Decision Maker (CODM) for evaluating performance and making resource allocation decisions. Other considerations include how users of the entity’s financial statements use the data to evaluate the entity’s performance, the types of goods or service (major product lines) sold, geographical regions, markets for the entity’s products or services, types of contracts, contract durations, and timing of transfers of goods or services.
Issuer, acquirer and merchant disaggregation – Visa does not run its business on the basis of separate categories of issuers, acquirers and merchants. All parties are necessary participants in a payment transaction. Visa’s CODM regularly reviews consolidated, company-wide metrics to assess performance and to make resource allocation decisions and does not evaluate or make decisions on the basis of separate customer categories of issuers, acquirers and merchants. Disaggregating revenues into these categories does not provide insights to users of financial statements, as revenues across these customers move in tandem, because each card transaction involves all of these parties performing their respective duties. Further, Visa does not make references to revenues associated with these customer categories in the financial statements, earnings releases or other investor materials.
Consumer payments, new flows and value added services – Visa’s goals include accelerating revenue growth by deepening partnerships with clients and driving higher utilization of existing services, which we refer to as value added services, and capturing new sources of money movement, which we refer to as new flows, while continuing to grow our payments business. These growth drivers are not separate businesses from the payments ecosystem and Visa does not maintain or report full standalone financial statements. Our CODM regularly reviews Visa’s reported disaggregation of revenues in order to evaluate performance and make resource allocation decisions. Any references to growth drivers are intended to provide users of financial statements insights into how the Company is working to expand and grow its overall business. These growth drivers are not a central focus of Visa’s earnings release or information presented elsewhere, including investor presentations. Additionally, revenues associated with consumer payments, new flows and value-added services growth initiatives are primarily impacted by the same economic factors as the reported categories of revenue.

Geographic disaggregation – Visa operates in more than 200 countries, and no individual country, other than the U.S., generated more than 10% of Visa’s total revenues. Visa generated approximately 44% of net revenues in the U.S. and disaggregated U.S. revenues from International to comply with disclosure requirements. Visa’s CODM regularly reviews Visa’s reported disaggregation of revenues by these geographic categories in order to evaluate performance and make resource allocation decisions. Reported revenue communicated externally, either in earnings releases or at investor conferences, has also been consistently focused on the performance and the financial results of the U.S. and International markets. In any geographic region, there is no difference in the method of satisfying the payments services performance obligation to our customers. Any geographic or regional references in earnings calls are in the context of important client wins to indicate the geographic location of clients, which is a standard practice across many industries. The risk factor reference relates to the risk of actions taken by certain regulatory authorities and central banks as they review interchange reimbursement rules and not for providing insights into Visa’s reporting of revenue. As noted in the response to comment 1 above, interchange reimbursement fees are collected from acquirers and paid to issuers and are not recognized as Visa’s revenues.
Applying the guidance in ASC 606-10-50-5 to 7 and 55-89 to 55-91, we have appropriately disclosed our revenues disaggregation in our 2022 Form 10-K and additional disaggregation is not appropriate or necessary.
Management reviews disaggregated revenue disclosures and the requirements of ASC 606 on a quarterly basis. As our business evolves, and, if appropriate or necessary, we will update our financial statement disclosures at such time.

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If you have any questions concerning the foregoing, please contact me at (650) 432-5751.

Sincerely,
/s/ Peter Andreski
Peter Andreski
Global Corporate Controller, Chief Accounting Officer

cc:    Vasant Prabhu, Vice Chair, Chief Financial Officer, Visa Inc.

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